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                       [ILLINOIS POWER COMPANY LETTERHEAD]

                                November 27, 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.

Judiciary Plaza
Washington, D.C.  20549

         Re:     Illinois Power Company - Form S-3 (Registration No. 333-84808)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Illinois Power Company, an Illinois corporation (the "Registrant"), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant no longer satisfies the transactional requirements specified in Form S-3 and has not satisfied such requirements since late July 2002 when the credit ratings assigned to the Registrant's debt securities were downgraded to below investment grade. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act of 1933, as amended. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

                                    Very truly yours,

                                    ILLINOIS POWER COMPANY


                                    By: /s/ J. Kevin Blodgett
                                       -----------------------------------------
                                    Name:    J. Kevin Blodgett
                                    Title:   Assistant Secretary